September 12, 2022
VIA EDGAR
Office of Manufacturing,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.
Attention: Bradley Ecker

Re:	Acceleration Request for Leonardo DRS, Inc. Registration Statement on Form S-4 (File No. 333-266494)

Dear Mr. Ecker:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Leonardo DRS, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, File No. 333-266494 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on September 13, 2022, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Scott D. Miller at Sullivan & Cromwell LLP at (212) 558-3109.

Securities and Exchange Commission September 12, 2022

Sincerely,

Leonardo DRS, Inc.

By	/s/ Mark A. Dorfman
	Name:	Mark A. Dorfman
	Title:	Executive Vice President and General Counsel

cc:	Erin Purnell
(Securities and Exchange Commission)

Scott D. Miller
(Sullivan & Cromwell LLP)